

umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek



Brussels, July 22, 2003
LegalCorp 33/2003

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the joint press release issued by Arcelor and our company on July 8, 2003 entitled : "Umicore and Arcelor introduce Traxys";
- the press release issued by SOITEC, IMEC and our company on July 14, 2003 entitled : "IMEC, UMICORE and SOITEC study germanium as an alternative to silicon chips".

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

G. Verhaegen
Senior Legal Counsel
Head of Legal Commercial Dpt.

Encl.

dlw 7/25

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
Tel +32 2 227 71 11
Fax +32 2 227 79 00
VAT BE401 574 852
Bank 210-0052900-87


Soitec


imec


umicore

14 July 2003

IMEC, UMICORE and SOITEC study germanium as an alternative to silicon chips

The micro- and nano-electronics research centre IMEC (Leuven, Belgium) and leading materials specialists, Umicore and Soitec, have signed a co-operation agreement to meet the challenges posed by developing chip processing technologies with dimensions of less than 45 nanometers.

The standard chip processing technology uses silicon as its basic material. There is universal agreement that the physical limits of the miniaturised material layers and traditional transistor structures will soon be reached. Due to its attractive chemical and electrical properties, germanium has recently been discussed as a possible replacement for silicon.

The technology which is being developed in this partnership will use germanium as the basic material and will be suitable for high-speed applications in the computer and telecommunication market. The objective is the production of germanium-on-isolator (GeOI) substrates and the development of transistors on these substrates. The results of this co-operation will be applied in a new research programme at IMEC which aims to create a germanium-chip technology which is compatible with the latest standard chip manufacturing processes. This should provide a solution for the further miniaturisation of conventional chip technologies.

Each partner will contribute its own know-how and exchange data and results. Umicore, which has extensive experience in the marketing and development of germanium substrates, will be responsible for developing and producing germanium wafers with diameters of both 200mm and 300mm (the recent standard diameter for chip substrates). Soitec will apply its knowledge of fabrication methods, making use of its own Smart Cut™ process in order to transfer a germanium layer to make such a GeOI substrate. IMEC will apply its expertise in the latest chip processing steps and characterisation techniques to demonstrate the potential of GeOI for the further scaling of chip technologies below 45 nanometers. The complementary know-how of these three companies will make it possible to meet the challenges of developing miniaturised germanium-based chip technologies.

Editors' notes:

About IMEC: IMEC (Inter-university Micro-Electronics Centre) was founded in 1984 and today is the largest independent European research centre in the field of micro-electronics, nanotechnology, design methods and technologies for ICT systems. IMEC´s activities concentrate on design technologies for integrated information and communication systems, development of process stages and modules for the next generations of chips, chip production processes, nanotechnology, development of microsystems, components and packagings, solar cells and training in micro-electronics and ICT. IMEC currently has a budget of more than 138 million euro which comes from agreements and contracts with the Flemish Government and companies in Flanders, semiconductor and system companies and equipment and material suppliers throughout the world, the European Commission, MEDEA+ and ESA. IMEC has over 1250 employees, of whom more than 380 are industrial residents and guest researchers. You can find news about IMEC at www.imec.be

About Umicore: Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people. You can find news about Umicore at www.umicore.com.

About Soitec: Soitec is the world's leading manufacturer and supplier of SOI wafers, with greater than 80-percent market share. Headquartered in Bernin, France, Soitec provides a broad range of advanced thin-film substrates for IC manufacturing, including bonded SOI (UNIBOND™) and silicon-on-quartz (SOQ) wafers. Soitec is traded on the French "Nouveau Marché" of Euronext Paris (Sicovam code 7206). You can find news about Soitec at www.soitec.com.

For more information:

IMEC

Katrien Marent, Corporate Communication Manager; Tel: +32 16 28 18 80 Fax +32 16 28 16 37

Email: Katrien.Marent@imec.be

Umicore:

Eddy Cornelis, External Communication; Tel: +32 2 227 7064;

Email: eddy.cornelis@umicore.com

Isabelle Michotte, Investor Relations; Tel: +32 2 227 7147;

Email: isabelle.michotte@umicore.com

Soitec:

Camille Darnaud-Dufour, Marketing Communications; Tel / Fax: +1 (650) 251-9066

Email: camille@attglobal.net


arcelor


umicore

JOINT PRESS RELEASE

UMICORE AND ARCELOR INTRODUCE TRAXYS

Luxembourg and Brussels, July 8th, 2003 - Umicore and Arcelor have agreed to combine their commercial non-ferrous and ferro-alloys activities into a trading, marketing and distribution joint venture named Traxys. Previously these activities have primarily been carried out by Sogem (for Umicore) and Considar (for Arcelor).

The combination of these complementary businesses will create a larger, global organisation with extended market coverage, and a comprehensive geographical reach with more than 20 offices in main producing and consuming areas.

Sogem's activities are mainly focused on base metals and related ores and concentrates while Considar's activities are primarily in bulk and noble ferro-alloys.

Traxys will have the capability to serve a broad base of industrial customers and will offer a full range of commercial and financial services to customers in the minerals and metals industries. Traxys will aim to provide those services as a collaborative and transparent link between metals and raw materials producers and their clients.

The core of Traxys will be formed from the various entities within the Considar group in New York and Luxembourg, along with Sogem's Brussels headquarters as well as agency and distribution activities in France and Spain.

Control and ownership of Traxys will be shared equally between Umicore and Arcelor. In parallel to Traxys, which will focus on third party business, both Umicore and Arcelor will continue to own and operate their respective international sales networks, which support their own industrial operations

The transaction received the approval of the European anti-trust authorities on Friday, July 4th, 2003.

***

About Arcelor

With 104,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, annual production was approximately 44 million tons of steel with a turnover of 26.6 billion euros (pro forma figures). It is a major player in all its main markets: automotive, construction, household appliances and packaging, and general industry.

About Umicore

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units. The Umicore Group has industrial operations on all continents and serves a global customer base; it generated *a turnover of EUR 3.2 billion in 2002 and currently* employs some 9,000 people.

For more information please contact:

Umicore:

Press

Eddy Cornelis +32 2 2277064

eddy.cornelis@umicore.com

Investor Relations

Isabelle Michotte: +32 2 2277147

isabelle.michotte@umicore.com

Arcelor :

Press relations

Patrick Seyler: +352 4792 2362

Jean Lasar : +352 47 92 23 59

Luc Scheer: +352 4792 4455

(France) : Sandra Luneau: +33 1 41 25 65 04

Investor Relations

Martine Hue: +352 4792 2151

00 800 4792 4792

+33 1 41 25 9898